FOR IMMEDIATE RELEASE

August 16, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Issuance Price and Other Terms
of Stock Options (Stock Acquisition Rights)

Tokyo –August 16, 2011 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on July 27, 2011 to issue stock options in the form of stock acquisition rights.  The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on July 27, 2011 have been determined as set forth below.

1.	Date of allocation	August 16, 2011
2.	Issuance price	26,100 yen per unit
3.	The number of directors, corporate auditors, executive officers and employees receiving stock acquisition rights	Executive officers of the Company and directors and employees of its domestic and foreign subsidiaries totaling 60
4.	Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights	658,000 shares of common stock of the Company
5.	Total number of stock acquisition rights issued	6,580
6.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)           The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 895 yen per share.
(b)           The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 895 yen per share.